MML Investors Services, LLC and Subsidiary

Consolidated Statement of Financial Condition
As of December 31, 2025
With Report of Independent Registered
Public Accounting Firm Thereon

This report is filed as a Public document pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27250

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2025 (MM/DD/YY) AND ENDING December 31, 2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MML INVESTORS SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1295 State Street
(No. and Street)

Springfield	MA	01111-0001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank Rispoli	413-744-5008	frispoli68@massmutual.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

60 South Street	Boston	MA	02111
(Address)	(City)	(State)	(Zip Code)

10-20-2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank Rispoli, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MML Investors Services, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MML Investors Services, LLC and Subsidiary

Table of Contents



KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
MML Investors Services, LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, LLC and Subsidiary(the Company) as of December 31, 2025, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2004.

Boston, Massachusetts
February 23, 2026

MML Investors Services, LLC and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2025
(Dollars in thousands)

Assets

Cash and cash equivalents	$ 96,103
Segregated cash	5,288
Commissions and other receivables	59,169
Receivables from related parties	7,900
Registered representative loans	55,758
Secured demand notes	75,000
Prepaid expenses and other assets	44,047
Deferred tax assets, net	4,481
Total assets	$ 347,746

Liabilities and Equity

Commissions and fees payable	$ 85,812
Payables to related parties	50,058
Accounts payable and accrued expenses	14,654
Taxes payable	8,172
Deferred revenue	32,706
Subordinated liabilities under secured demand note collateral agreements	75,000
Total liabilities	266,402
Member's equity	28,590
Retained earnings	52,754
Total equity	81,344
Total liabilities and equity	$ 347,746

The accompanying notes are an integral part of this consolidated financial statement.

MML Investors Services, LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(Dollars in thousands)

(1)　Organization

MML Investors Services, LLC ("MMLIS") is an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual" or "Parent"). MMLIS is the retail broker-dealer for MassMutual's career agency system and offers a wide variety of investment products and services through MassMutual agents and brokers, who are also registered with MMLIS, including open-end mutual funds, fee-based investment advisory programs, limited partnerships, variable insurance products, unit investment trusts, and general securities.

MMLIS is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is licensed as a broker-dealer in all 50 states, Puerto Rico, the District of Columbia, and the U.S. Virgin Islands.

MMLIS is the parent company of MML Insurance Agency, LLC ("MMLIA"). MMLIA enables MassMutual agents to sell non-MassMutual insurance products and conducts business in all 50 states, Puerto Rico, and the District of Columbia.

MMLIS and MMLIA are organized as limited liability companies pursuant to the Massachusetts Limited Liability Act. The sole member of MMLIS is MassMutual Holding, LLC ("MMH"), whose sole member is MassMutual. For federal and most state tax purposes, MMLIS and MMLIA are treated as single member limited liability companies disregarded as separate entities from their sole owners. MMLIS and MMLIA are collectively referred to herein as the "Company."

(2)　Summary of Significant Accounting Policies

The significant accounting policies are as follows:

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of MMLIS and MMLIA. MMLIS consolidates entities over which it exercises control and has a greater than 50% ownership interest. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual amounts could differ from those estimates.

MML Investors Services, LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(Dollars in thousands)

Cash and Cash Equivalents

The Company maintains its operating cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts.

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company invests excess cash in money market mutual funds managed by unrelated third parties. At December 31, 2025, there was $86,236 invested in money market mutual funds.

Cash segregated under federal regulations includes funds held in a separate bank account for the exclusive benefit of MMLIS's customers, in accordance with Rule 15c3-3 of the Securities Exchange Act ("SEA") (see Note 6).

Revenue Recognition and Related Expense

Investment advisory fees, commissions, trail commissions, and other income from customers, which includes distribution fees, marketing support and strategic partnership revenue, and financial planning fees, are earned from contracts with customers. Revenue from contracts with customers is measured based upon the consideration specified in the contract and excludes any sales incentives and amounts collected on behalf of third parties.

The Company recognizes revenue from customers when it satisfies the performance obligation of transferring control over a service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue will not occur. This arises when there are no significant uncertainties with the transaction price. When variable consideration is included in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the actions of its customers (See Note 3).

MML Investors Services, LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(Dollars in thousands)

For securities held in brokerage accounts, the Company uses National Financial Services, LLC ("NFS") as clearing agent and custodian to process customer trades and hold customer funds.

Deferred revenues received by the Company from NFS are fully earned by the Company after a specified period following receipt. Accordingly, such amounts are recognized as revenues on a straight-line basis over the claw-back periods. The unearned portion of such payments totaling $12,611 is included in Deferred revenue on the Consolidated Statement of Financial Condition ("Statement of Financial Condition").

The Company offers a cash sweep program as agent for its clients pursuant to which the Company, via NFS, automatically sweeps uninvested client funds from their account(s) to one or more omnibus deposit accounts at FDIC-insured "Program Banks" who participate in the cash sweep program. Each Program Bank pays an "all-in" fee on the balance in such account based on a rate negotiated between NFS and each Program Bank. Clients earn interest on their funds in the cash sweep program at interest rate(s) established by the Company, which rate(s) is(are) subject to change by the Company, in accordance with the terms of the cash sweep program disclosure documents. Revenue that the Company earns for operating the cash sweep program is either (i) variable and equal to all-in fees paid across Program Banks less aggregate interest paid to clients and fees paid to program services providers or (ii) a flat fee per account based on the effective federal funds rate. Fees are earned over time and are generally paid monthly in arrears by the Program Banks.

Fair Value of Financial Instruments

The reported carrying values of financial instruments, including cash equivalents (classified as Level 1 in the fair value hierarchy), and receivables and payables (classified as Level 2 in the fair value hierarchy), approximate their fair values because of the short maturities of these assets and liabilities.

The Company's financial assets subject to credit losses are its receivables from registered representatives, which represent commission payments that are due back to the Company, as well as advisor loans (see Note 8). These receivables are recorded at amortized cost and are included in Prepaid expenses and other assets and Advisor loans, respectively, on the Statement of Financial Condition. In monitoring the credit quality of the receivables, the Company records an allowance for credit losses to reflect the expected amount that will be collected. The allowance is calculated based on collection experience for both active and termed registered representatives. Consideration for future events is not a specific factor in calculating the reserve due to the nature of the receivables.

At December 31, 2025, commissions and advisor loan receivables from registered representatives totaled $63,320, which is net of an allowance for credit losses of $2,658.

Income Taxes

Income taxes are based upon the Company's best estimate of its current and deferred tax assets and liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. The Company's temporary differences primarily include accrued liabilities and prepaid expenses. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

Errors and Omissions Claims/Recoveries

The Company records costs associated with errors and omissions claims as incurred. Recovery of such costs may be received from registered representatives, MassMutual general agents, or from errors and omissions insurance.

General Agent Commitment

In 2022, MMLIS committed to pay one of its general agents $6,000 over an eighteen-month period extending from March 2022 to September 2024. After a thirty-six-month period the agent was required to meet certain criteria to retain the full amount, otherwise the general agent was obligated to pay back to MMLIS a pro-rata share of the payment. As such, MMLIS amortized the full amount of the obligation over the thirty-six-month period that ended in February 2025. The general agent met the pre-determined criteria to retain the full amount of the advance commissions.

(3)   Revenues from Contracts with Customers

The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

MML Investors Services, LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(Dollars in thousands)

Investment advisory fee revenue, which represents asset-based fees paid by customers for advisory and referral services related to investments in managed account programs, are determined based upon a percentage of assets under management and represent a series of distinct services that are substantially the same and have the same pattern of transfer. Services are provided to the customer on a daily basis, which represents a performance obligation that is satisfied over time as the customer simultaneously receives and consumes the benefits provided by the Company. The Company uses the same measure of progress to determine when the consideration should be recognized. Payments are generally received in advance on a quarterly basis and are recognized evenly throughout the quarter. Investment advisory fee revenues are a form of variable consideration since the fees the Company is entitled to vary based upon fluctuations related to market performance and the ambiguity related to investor behavior. As such, the revenue is constrained until each month-end when a portion of the revenue becomes known. Related commission expenses, which are a cost to fulfill, are recognized as the revenue is earned. The Company estimates its accruals for revenues received in arrears based upon the volume of transactions, cash receipts, or assets under management in current and prior periods, as applicable. Commissions payable are accrued concurrently using the actual payout rate.

Commission revenue is earned by the Company as the broker-dealer intermediary on the sale of mutual funds and variable products, and for the sale, execution and settlement of securities transactions within brokerage accounts for customers. This revenue, as well as the related commission, clearing, and distribution costs to fulfill, are recorded at a point in time on trade date, as the performance obligation is satisfied when the securities transactions occur. Commission revenue is primarily earned based upon transaction-based pricing as a percentage of the related sales, payment of which is generally received in arrears either on a weekly or a monthly basis. The Company estimates its accruals for revenues earned from mutual fund sales based upon historical cash receipts over the period from trade date to settlement date. Commission revenue is also earned for supervision and oversight over the distribution of variable products issued by MassMutual. This revenue, as well as the related commission costs to fulfill, is recorded at a point in time as the performance obligation is satisfied when the variable product is issued or renewed (see Note 5). Commissions payable associated with mutual fund and variable product sales is accrued concurrently using the actual payout rate.

Trail commission revenue, which represents both asset-based 12b-1 fees paid to the Company by open-end mutual fund companies as well as fees from insurance carriers for variable annuities, are determined based upon assets under management. These revenues represent a series of distinct services that are substantially the same and have the same pattern of transfer. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. The Company uses the same measure of progress to determine consideration. Trail revenues are a form of variable consideration since the fees the Company is entitled to vary based upon the customer maintaining assets in their account. Related commission expenses are recognized as the revenue is earned. The Company estimates its accruals for revenues earned in arrears based upon historical cash receipts or assets under management in current and prior periods, as applicable. Commissions payable are accrued concurrently using the actual payout rate.

MML Investors Services, LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(Dollars in thousands)

Other income from customers includes distribution fees, marketing support and strategic partnership revenue, and financial planning fees.

Distribution fees represent fees paid to the Company by MassMutual in connection with underwriting and servicing related to the promotion, offering, marketing, and distribution of MassMutual proprietary variable products. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. Fees are calculated based on actual expenses incurred and are billed and received monthly in the month the services are performed. (See Note 5).

Marketing support and strategic partnership revenue represents fees paid to the Company by product sponsors, generally mutual fund and variable life and annuity issuers, and registered investment advisory vendors based on either prior or anticipated sales of their products, assets under management, or an agreed upon amount. Services provided may include training, educational conferences, and sales material that support the product sponsors offerings. These services are provided on a daily basis, which represents a performance obligation that is satisfied over time. The Company estimates its accruals for revenues earned based upon sales, historical trending, assets under management, or actual cash receipts in accordance with the respective agreements. Payments are generally received quarterly. There are no costs to obtain or fulfill the contract associated with this revenue.

Financial planning fees are paid by customers for providing them with financial planning advice through the delivery of the financial plan. The financial planning services are ongoing and begin when the customer signs a financial planning agreement. The services and fees automatically renew on an annual basis unless the customer cancels the agreement. The customer may pay the fee up front or over a period of time. The customer must pay any fee balance upon delivery of the financial plan and before the agreement's renewal date. Revenue is recognized monthly as the performance obligation is satisfied. Related commission expenses, which are a cost to fulfill, are recognized as the revenue is earned. MMLIS estimates its accruals for revenues earned from the delivery of financial planning services for which payment has not been made based upon the financial planning contract date. MMLIS records deferred revenue, which is a contract liability, when consideration is received in advance of providing financial planning services. Deferred financial planning fees are included in Deferred revenue on the Statement of Financial Condition and are recognized in the subsequent year.

Contract Assets

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records prepaid commission expense associated with the advance payment, which is included in Prepaid expenses and other assets on the Statement of Financial Condition, until the performance obligations are satisfied.

(Dollars in thousands)

The Company recorded the following contract assets at December 31, 2025 and 2024:

	2025	2024
Commissions, trails, and other receivables from third parties	$ 58,986	$ 53,050
Commissions, trails, and other receivables from related parties	7,456	5,316
Prepaid financial planning commissions	17,610	14,733
Total Contract Assets	$ 84,052	$ 73,099

Changes in contract assets are the result of ordinary business activities.

Contract Costs

The Company recorded the following contract liabilities at December 31, 2025 and 2024:

	2025	2024
Commissions payable	$ 93,212	$ 74,487
Deferred financial planning fees	20,095	16,495
Total Contract Liabilities	$ 113,307	$ 90,982

All Deferred financial planning fees and related prepaid commissions at December 31, 2024 were recognized in 2025. Changes in contract liabilities are the result of ordinary business activities.

(4) Segment Reporting

The Company operates in a single line of business, that of a securities broker-dealer providing products and services to its customers (see Note 3). The Company has identified its President as the chief operating decision maker ("CODM"), who manages and evaluates the Company's business activities using information of the Company as a whole, including actual and forecasted net income. In addition, the CODM uses excess net capital (see Note 7) to make operational decisions and ensure capital adequacy (see Note 5). The accounting policies used to measure the net income of the segment are the same as those described in the summary of significant accounting policies (see Note 2). As the Company's operations constitute a single operating segment other segment items are reflected in the Statement of Financial Condition

(5) Related Party Transactions and Agreements

Through underwriting and service agreements, MMLIS is either the retail distributor or the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual and its direct and indirect wholly-owned subsidiaries C.M. Life Insurance Company ("C.M. Life") and MML Bay State Life Insurance Company ("MML Bay State"), respectively. In addition, MMLIS is the sub-distributor of the MassMutual Premier Funds and MassMutual Select Funds (the "MassMutual Funds") and is placement agent for certain unregistered private placement life insurance and annuity contracts issued by MassMutual. MassMutual agents and brokers who are MMLIS registered representatives sell these above referenced policies, contracts, funds, and private placements for which they receive commissions.

Pursuant to the distribution, underwriting, and servicing agreements noted above with MassMutual, C.M. Life, and MML Bay State, MMLIS is also compensated for distribution services. MMLIS earned distribution fees from MassMutual, C.M. Life, and MML Bay State in 2025.

MMLIS has a selling agreement with MassMutual Ascend Life Insurance Company ("MM Ascend"), an indirect wholly-owned subsidiary of MassMutual, whereby MassMutual agents and brokers who are MMLIS registered representatives are authorized to sell certain proprietary variable products for which they receive commissions. In 2025, MMLIS recognized commission revenue and expense from MM Ascend. In addition, MMLIS incurs a fee for paymaster services provided by MassMutual for administering MM Ascend commission payments to MMLIS registered representatives.

MMLIS earned commissions and trail commissions in 2025 from Invesco Distributors, Inc. ("IDI"), which is a related party of the Company per Accounting Standards Codification ("ASC") 850, *Related Party Disclosures,* through MassMutual's ownership and significant influence over IDI's parent, Invesco, Ltd. The commissions are paid in accordance with the terms of the prospectuses of the individual funds. In addition, the Company earned marketing support from IDI in 2025.

MMLIS has an agreement with MassMutual Private Wealth & Trust, FSB, a wholly-owned subsidiary of MassMutual, for the solicitation and referral of trust fiduciary services. Under the terms of the agreement, MMLIS earned referral fees from client assets invested through MMPWT.

MML Investors Services, LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(Dollars in thousands)

All employees of the Company are direct employees of MassMutual. Employee related costs, including compensation, funded and unfunded non-contributory defined benefit pension plans, funded (qualified 401(k) thrift savings) defined contribution plans, disability plan, and life and health insurance that is provided through group insurance contracts, some of which are issued by MassMutual are charged to the Company as part of Administrative services fee expense in accordance with an intercompany service agreement with MassMutual. These plans comply with the requirements established by the Employee Retirement Income Security Act of 1974 ("ERISA"). As the plan's sponsor, MassMutual retains the liabilities. MMLIS funds the costs of these plans as they are incurred, which are settled on a monthly basis. For purposes of disclosure within these statements, MassMutual employees who perform work for the Company are referred to as MMLIS employees.

MassMutual provides certain life insurance and healthcare benefits (other post-retirement benefits) that cover MMLIS's eligible retired employees and their beneficiaries and covered dependents. The healthcare plan is contributory; a portion of the basic life insurance plan is noncontributory. These benefits are funded by MassMutual as the benefits are provided to the participants. In addition, MassMutual provides access to health insurance coverage for covered retirees and their dependents through a private insurance marketplace, along with a company-funded health reimbursement account.

MassMutual provides retiree life insurance coverage for the Company's eligible employees, who as of January 1, 2010, were age 50 with at least 10 years of service or had attained 75 points, generally age plus service, with a minimum of 10 years of service.

The Company has service agreements with MassMutual that provide for the performance by MassMutual of certain services for the Company including, but not limited to, information systems, benefit plan administration, payroll, legal, compliance, licensing, cash management, and other general corporate services for which MMLIS is charged a management fee. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

In addition, MMLIS utilizes a MassMutual wholly-owned subsidiary, MassMutual Global Business Services India LLC ("MM India"), for the performance of certain administrative services for the Company.

MMLIS provides services to MML Strategic Distributors, LLC ("MSD") and MML Distributors, LLC ("MMLD"), both wholly-owned subsidiaries of MassMutual, including, but not limited to, accounting and other general corporate services. Under the service agreements, MSD and MMLD pay administrative services fees to MMLIS for these services.

(Dollars in thousands)

Receivables and Payables to Related Parties

Receivables from related parties consist of the following as of December 31, 2025:

Commissions due from MM Ascend	$	3,375
Commissions due from MassMutual		2,678
Referral fees due from MMPWT		1,838
Administrative services fees due from MSD		5
Administrative services fees due from MMLD		4
Receivables from related parties	$	7,900

In addition, commissions, trails, and marketing support receivables from related parties of $1,403 are included in Commissions and other receivables on the Statement of Financial Condition.

Payables to related parties consist of the following as of December 31, 2025:

Administrative services fees due to MassMutual	$	49,857
Administrative services due to MM India		201
Payables to related parties	$	50,058

Related party receivables and payables are reviewed monthly. Certain administrative services fees are net settled against distribution fees in the current month. All other intercompany balances are generally settled in the following month.

The Company reviews current and future capital needs with its parent on at least an annual basis to ensure that adequate capital is maintained. In 2025, MMLIS paid a total of $85,000 in dividends to MMH.

(6) Customer Protection Reserve under SEA Rule 15c3-3

As a fully computing broker-dealer registered with the SEC, MMLIS is subject to the SEC's Customer Protection rule ("Rule 15c3-3") and is required to maintain a separate bank account designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, LLC" for customer funds received. As of December 31, 2025, the balance in this account totaled $5,288, which is in excess of the required balance, and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

MML Investors Services, LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(Dollars in thousands)

(7)   Net Capital Requirements

As a broker-dealer, MMLIS is subject to the SEC's Uniform Net Capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory requirements. In addition, in accordance with FINRA Rule 4110, equity capital may not be withdrawn for a period of one year after a contribution is made, unless otherwise permitted by FINRA, nor may a dividend be paid in any rolling 35-calendar-day period that would exceed 10 percent of excess net capital. The Company operates under the alternative standard of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250. At December 31, 2025, the Company had net capital of $50,904, which was $50,654 in excess of its required net capital.

Certain net assets of MMLIA are included as allowable capital in the consolidated computation of MMLIS's net capital since these assets of the wholly owned subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

(8)   Secured Demand Notes

At December 31 2025, the Company holds two Secured Demand Note Collateral Agreements ("SDN") with MMH pursuant to which MMH transferred securities and/or cash to the Company to collateralize MMH's obligation to lend $75,000 ($37,500 per SDN) to the Company. The agreements, each of which contain an auto renew provision, are scheduled to mature on May 14, 2028 and May 15, 2029, respectively.

At December 31, 2025, the collateral for the outstanding SDNs consisted of U.S. Government securities and cash equivalents with a fair value approximating $98,713. The Company has not exercised its right to sell or repledge the collateral.

The corresponding liabilities, "Subordinated liabilities under secured demand note collateral agreements," on the Statement of Financial Condition are subordinate to the claims of general creditors. To the extent that subordinated borrowings are required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, they may not be repaid.

(9) Registered Representative and General Agent Loans

The Company may extend loans to certain of its registered representatives and general agents that may be either repayable or forgivable. The decision to extend credit for certain repayable loans is generally based upon the registered representative's or general agent's ability to generate future revenues. In addition, the Company may extend credit to aid a registered representative in acquiring a seller's wealth management practice. Repayment terms for repayable loans are generally between three and ten years provided that the registered representative remains contracted with the Company. Repayable loans become repayable immediately if a registered representative terminates their contract with the Company or if the registered representative otherwise defaults on the loan. Certain repayable loans become immediately repayable if the registered representative ceases producing revenue in any sixty-day period prior to the loan maturity date. In order to attract and retain experienced registered representatives, the Company may issue forgivable loans to facilitate the registered representatives' transition.   The decision to issue a forgivable loan is generally based upon the registered representative's current book of business and the ability to generate future revenues. The principal amount of forgivable loans and accrued interest is forgiven by the Company annually on a straight-line basis over the term of the loans, which is generally seven to nine years. The unforgiven balance of forgivable loans, plus accrued interest, becomes immediately repayable if a registered representative terminates their contract with the Company prior to the loan maturity date.

An allowance for uncollectible amounts may be recorded using estimates and assumptions based upon expectations of future loss rates and current facts. Registered representative loans, net of an allowance for credit losses, totaled $55,758 at December 31, 2025 and are included in Registered representative loans on the Statement of Financial Condition.

At December 31, 2025, the Company had loan commitments totaling $8,721 that were subsequently funded.

(10) Litigation, Regulatory Inquiries, Commitments and Contingencies

The Company is involved in litigation arising in and out of the normal course of business, including, but not limited to, alleged registered representative misconduct, which seeks both compensatory and punitive damages. The Company is, from time to time, also involved in regulatory investigations, inquiries, and internal reviews, certain of which are ongoing. In all such regulatory matters, the Company has and is cooperating fully with the applicable regulatory agency or self-regulatory organization.

MML Investors Services, LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(Dollars in thousands)

The Company evaluates the need for accruals of loss contingencies for each matter. When a liability for a matter is probable and can be estimated, the Company accrues an estimate of the loss and related insurance recoveries, if any. An accrual is subject to subsequent adjustment as a result of additional information and other developments. The resolution of matters are inherently difficult to predict, especially in the early stages of the matter. Even if a loss is probable, due to many complex factors, such as speed of discovery and the timing of court decisions or rulings, a loss or range of loss may not be reasonably estimated until the later stages of the matter. For matters where a loss is material and it is either probable or reasonably possible, then it is disclosed. For matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimated, no accrual is established, but the matter, if material, is disclosed. As of December 31, 2025, the Company has $300 included in Accounts payable and accrued expenses on the Statement of Financial Condition for accrued loss contingencies.

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications as of December 31, 2025. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

(11) Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $2,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

(12) Deferred and Incentive Compensation Plans

Nonqualified deferred compensation plans (unfunded defined contribution plans) are offered by MassMutual allowing certain executives to elect to defer a portion of their compensation.

MML Investors Services, LLC and Subsidiary
Notes to Consolidated Statement of Financial Condition
December 31, 2025
(Dollars in thousands)

Key employees of the Company are eligible to participate in a long-term incentive compensation plan sponsored by MassMutual. An individual employee's participation may vary from one cycle to the next based on performance, impact on organization and relative contribution.

A short-term incentive compensation plan exists that is offered to substantially all employees not covered by another incentive plan. Employees are eligible for an annual bonus based upon certain factors, including individual and company performance.

MMLIS records the costs of these plans as they are incurred on a monthly basis. The costs associated with these plans are settled on an annual basis, or such other time after payment is made to the employees.

(13) Income Taxes

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual, and its eligible subsidiaries and certain affiliates (the "Parties"), including the Company, have executed and are subject to a written tax allocation agreement (the "Agreement"). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses that it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes. However, any future corporate alternative minimum tax ("CAMT") is outside of the scope of the general tax allocation method and, consequently, any future CAMT liability of a subsidiary shall be allocated solely to MassMutual.

On August 16th, 2022, the Inflation Reduction Act ("IRA") was signed into law and includes certain corporate income tax provisions including the imposition of a CAMT. The United States Treasury Department and the Internal Revenue Service (IRS) released proposed regulations on September 12, 2024. As of the reporting date, the Company is not an applicable corporation and therefore not liable for CAMT in 2025. Any CAMT liabilities associated with the Company will be allocated to MassMutual effective in accordance with the Tax Allocation Agreement.

(Dollars in thousands)

On July 4th, 2025, "An Act to Provide for Reconciliation Pursuant to Title II of the H. Con. Res. 14" (the Act) was enacted. The Act provides for several corporate tax changes including, but not limited to, restoring full expensing of domestic research and development costs, restoring immediate deductibility of certain capital expenditures, and changes in the computations of U.S. taxation on international earnings. The Act will not have a tax effect on the Company's consolidated financial statements.

The Internal Revenue Service ("IRS") has completed its examination of MassMutual and its subsidiaries for the years 2016 and prior. The 2017-2018 tax years are in Appeals. The adjustments resulting from these examinations are not expected to materially affect the financial position or liquidity of the Company.

Companies generally are required to disclose unrecognized tax benefits, which are the tax effect of positions taken on their tax returns which may be challenged by the various taxing authorities, in order to provide users of financial statements more information regarding potential liabilities. Management has determined that no reserves for material uncertain tax positions are required at December 31, 2025.

The Company's current and deferred tax assets and liabilities are derived entirely from domestic sources.

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 2025 are as follows:

Deferred tax assets:	
Legal and other accruals	$ 6,463
Deferred revenue	2,795
Total deferred tax assets	9,258
Deferred tax liabilities:	
Prepaid commissions	3,903
Prepaid expenses and other	874
Total deferred tax liabilities	4,777
Net deferred tax asset	$ 4,481

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

(14)   Subsequent Events

The Company has evaluated subsequent events through February 23, 2026, the date the financial statement was available to be issued. No events have occurred subsequent to the balance sheet date and before the date of evaluation that would require recognition or disclosure.